UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

FS KKR Capital Corp.
(Name of Subject Company (Issuer))
KKR Alternative Assets L.P.
KKR Alternative Assets Limited
(Name of Filing Persons (Offeror))
Common stock, par value $0.001 per share
(Title of Class of Securities)
302635206
(CUSIP Number of Class of Securities)
Noah Greenhill, Esq.
KKR Alternative Assets L.P.
30 Hudson Yards
New York, NY 10001
(212) 750-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Kenneth Wallach, Esq.
Lesley Peng, Esq.
Patrick Baron, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2000

 (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer (the “Tender Offer”) by KKR Alternative Assets L.P. a Delaware limited partnership (the “Purchaser”), to purchase up to $150,000,000 in aggregate amount of shares of common stock, par value $0.001 per share (the “Shares”), of FS KKR Capital Corp., a Maryland corporation (the “Company”), at a price equal to $11.00 per Share, less any applicable withholding taxes and without interest.
KKR Alternative Assets Limited, the general partner of the Purchaser, is being named as a bidder herein because it is deemed to control the Purchaser, but otherwise is not participating in the Tender Offer.
The Tender Offer has not yet commenced, and these communications are neither an offer to purchase nor a solicitation of an offer to sell any Shares or any other securities. On the commencement date of the Tender Offer, the Purchaser will file with the U.S. Securities and Exchange Commission (“SEC”) a tender offer statement on Schedule TO. The Tender Offer will be made only pursuant to the offer to purchase, letter of transmittal and related tender offer documents filed as part of the Schedule TO with the SEC upon commencement of the Tender Offer. Investors and holders of Shares are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by the Company with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov.
This filing contains certain forward-looking statements pertaining to the Purchaser. Forward-looking statements relate to expectations, estimates, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts, including with respect to the Purchaser’s proposed Tender Offer. You can identify these forward-looking statements by the use of words such as “opportunity,” “outlook,” “believe,” “think,” “expect,” “feel,” “potential,” “continue,” “may,” “should,” “seek,” “approximately,” “predict,” “intend,” “will,” “plan,” “estimate,” “anticipate,” “visibility,” “positioned,” “path to,” “conviction,” “enables,” the negative version of these words, other comparable words or other statements that do not relate strictly to historical or factual matters. These forward-looking statements are based on the Purchaser’s beliefs, assumptions and expectations, but these beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to the Purchaser or within its control. Due to various risks and uncertainties, actual events or results may differ materially from those reflected or contemplated in such forward-looking statements. Past performance is no guarantee of future results. All forward-looking statements speak only as of the date of this filing. The Purchaser does not undertake any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date of this filing except as required by law.

Item 12. Exhibits.

Exhibit Number	Description
99.1	Press Release issued by the Purchaser on May 11, 2026.